UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ELECTRO SCIENTIFIC INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OREGON	0-12853	93-0370304
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13900 NW Science Park Drive, Portland, Oregon		97229
(Address of principal executive offices)		(Zip Code)

Allen Muhich		503-641-4141
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Electro Scientific Industries, Inc., including its subsidiaries (ESI), is a leading supplier of innovative laser-based manufacturing solutions for industries reliant on microtechnologies. ESI enables its customers to commercialize technology using precision laser processes. ESI's solutions produce the industry's highest quality and throughput, and targets the lowest total cost of ownership. Founded in 1944, ESI is headquartered in Portland, Oregon, with global operations and subsidiaries in Asia, Europe and North America.

ESI has evaluated its product lines for the year ending December 31, 2017 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and the Security and Exchange Commission’s adopting release (collectively, the Rule), and in accordance with ESI’s Conflict Minerals Policy Statement. That statement is also publicly available on our website at http://investors.esi.com/corporate-governance.

After ESI reviewed its product lines to make an initial determination of whether it manufactured or contracted to manufacture products as to which “conflict minerals” (as defined in the Rule) were necessary for the functionality or production of the product, ESI conducted a “reasonable country of origin inquiry” (RCOI) consistent with the Rule. ESI’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in its products originated from the Democratic Republic of the Congo and its adjoining countries (as defined in the Rule, Covered Countries). ESI’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template. To identify and assess risk in the supply chain, ESI reviewed those suppliers who provide the substantial majority of our components and whose products the Company believes are likely to contain conflict minerals. The components provided by these suppliers represented approximately 80% of component costs incurred by the Company during 2017. ESI conducted a survey of suppliers to determine whether conflict minerals necessary to the functionality or production of components contained in our products were or were not sourced from the DRC or other Covered Countries (as defined in the Rule). We utilized a third-party service provider to administer components of this due diligence with appropriate oversight by ESI. Additionally, ESI used the Conflict Free Smelter Initiative (CFSI) website (http://www.conflictfreesourcing.org/), smelter company websites and other online tools to provide additional country of origin information.

ESI has concluded that during calendar 2017:

a.	ESI has manufactured or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of ESI’s products.

b.
Based on ESI’s RCOI, ESI knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in a Covered Country, and is unable to determine that those necessary conflict minerals did not come from recycled or scrap sources.

This Specialized Disclosure Report on Form SD associated Conflict Minerals Report are posted to ESI’s Internet site at www.esi.com/sec.cfm.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Exhibit Index

Exhibit No.	Description
1.01	Exhibit 1.01 - Conflict Minerals Report

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 31, 2018

Electro Scientific Industries, Inc.

By:	/s/ Allen L. Muhich
Name:	Allen L. Muhich
Title:	Vice President, Chief Financial Officer and Corporate Secretary